UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RXi Pharmaceuticals Corporation

File No. 333-147009 - CF#25873

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RXi Pharmaceuticals Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 30, 2007, as amended.

Based on representations by RXi Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through November 19, 2013
Exhibit 10.4	through November 19, 2013
Exhibit 10.5	through November 19, 2013
Exhibit 10.6	through November 19, 2013
Exhibit 10.7	through November 19, 2013
Exhibit 10.8	through November 19, 2013
Exhibit 10.9	through November 19, 2013
Exhibit 10.10	through November 19, 2013
Exhibit 10.11	through November 19, 2013
Exhibit 10.12	through November 19, 2013
Exhibit 10.13	through November 19, 2013
Exhibit 10.14	through November 19, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel